October 5, 2020

VIA EDGAR TRANSMISSION

Ms. Yoon Y. Choo

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Re: Mutual Fund Series Trust, File Nos. 333-132541 and 811-21872

Dear Yoon:

On July 31, 2020, the Registrant, on behalf of its series, the EAVOL NASDAQ-100 Volatility Overlay Fund (the “Fund”), filed an amendment to its registration statement (“Registration Statement”) under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”). In a telephone conversation on September 14, 2020, you provided comments to the Registration Statement which Thompson Hine LLP responded to on behalf of the Registrant on September 28, 2020. On September 30, 2020, you provided the following supplemental comments. Below, please find a summary of those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Additional or revised disclosures are italicized herein.

Principal Investment Strategies

Comment 5-1: Please note that it is the Staff’s position that it is not permissible to use notional value for purposes of the Rule 35d-1 under the 1940 Act because the 80% test is an asset-based test and not an exposure test.

Response: The Registrant has taken note of the Staff’s position.

Comment 7-1: The Fund has added VolQ futures as a component of volatility overlay strategy. Please disclose how VolQ futures are used in the Fund’s volatility overlay strategy. For example, how do VolQ futures fit into the EAVOL Strategy?

Response: Upon further review, the adviser to the Fund has removed VolQ futures as a component of the Fund’s volatility overlay strategy. The Registrant has amended its principal investment strategy disclosures to state the following:

Under normal circumstances, the Fund invests at least 80% of its net assets, plus the amount of borrowings for investment purposes, in securities that constitute the NASDAQ-100 Index® (“NDX”). For the purpose of this 80% policy, securities that

Ms. Yoon Y. Choo

October 5, 2020

constitute the NDX include the common stock of companies comprising the NDX; exchange traded funds (“ETFs”) and exchange traded notes (“ETNs”) that track the NDX; and futures and options on futures on the NDX. The Fund will consider its investment in derivatives when determining its compliance with this policy. The Fund generally invests in common stock using a near replication methodology, meaning it seeks to invest in most of the companies comprising the NDX in near proportion to the weightings in the NDX. The NDX is a large-capitalization growth index comprised of the 100 largest domestic and international (including emerging markets) non-financial companies listed on the Nasdaq Stock Market based on market capitalization. The NDX is concentrated in the technology sector.

The Fund may also invest up to 20% of its assets in futures contracts on the Cboe Volatility Index® (the “VIX Index”) ~~and/or the NASDAQ-100 Volatility Index® (the “VolQ Index”) when available for purchase~~; options on the index futures ; and in cash and cash equivalents, including U.S. Treasury obligations, as a volatility overlay to hedge against the Fund’s exposure to the NDX. Volatility is the variation of the trading price over a period of time. The VIX Index is a measure of the stock market's expectation of volatility based on S&P 500 Index options. The VIX Index is calculated based on roughly 30-day expiring S&P 500 Index options. ~~The VolQ Index is a measure of the 30-day expected volatility in the market as expressed by the prices of certain options on the NDX.~~ The Fund may hold both long and short positions in the index futures at the same time.

The Fund invests a portion of its assets in VIX futures utilizing the same methodology as the Equity Armor Investments VOL 365 Trading Strategy (the “EAVOL Trading Strategy”), a strategy based on a proprietary VIX futures trading strategy that seeks to correlate to VIX futures returns. ~~sStrategy~~  The Fund primarily invests in VIX futures expiring in two-months at the time of purchase and seeks to achieve high correlation to the return of the EAVOL Trading Strategy for this component of the Fund’s portfolio. The EAVOL Trading Strategy was created by the Fund’s investment sub-advisor, Equity Armor Investments, LLC (the “Sub-Advisor”) and is constructed pursuant to a rules-based volatility analysis that identifies investments that present the least potential for time decay (i.e., the decline in the value of a contract over the passage of time) while maintaining the highest correlation to VIX Index price movement each day. Historically, the VIX Index negatively correlates to equity price movement. Therefore, the EAVOL Trading Strategy may appreciate during times of downward equity prices or when market forecasts expect movement in equity prices. Likewise, when equity prices appreciate or when the market does not expect movement in equity prices, the EAVOL Trading Strategy is likely to decline in value. Volatility analysis includes the study of price, momentum, future curves, as well as recurring price patterns. The EAVOL Trading

Ms. Yoon Y. Choo

October 5, 2020

Strategy consists ~~only~~ primarily of VIX futures. The components of the EAVOL Strategy are adjusted on a daily basis. The Fund adjusts this component of the portfolio on a daily basis in order to closely track the EAVOL Trading Strategy. ~~The VIX Futures in which the Fund invests generally have expirations of less than 90 days at the time of purchase.~~

The Sub-Advisor may, during times of high market volatility, choose to trade securities related to the VIX Index ~~or VolQ Index~~, such as S&P 500 index futures, ~~or~~ options on ~~index futures of the~~ S&P 500 Index futures ~~and NDX, respectively~~, VIX options, and VIX futures with expiration dates beyond two months, in order to achieve the volatility overlay to the Fund’s equity exposure, if the Sub-Advisor determines that these instruments provide greater access to volatility and, at such time, the EAVOL Trading Strategy. ~~securities track EAVOL model allocations bette~~r. The use of ~~such~~ S&P 500 Index futures and options thereon will typically be used in adverse market conditions. Because S&P 500 Index options provide a proxy for the VIX Index and VIX futures, S&P 500 Index options correlate to index futures. Because S&P 500 Index futures and options thereon eventually settle into the S&P 500 Index quarterly expiration, the Sub-Advisor may choose to trade such securities in place of, or in addition to, index futures.

The volatility overlay aims to minimize possible losses that are common in stock indexes so that investors might be able to ride-out market swings in pursuit of their long-term investment objectives. The volatility overlay ~~is a form of portfolio insurance that, like all forms of insurance,~~ has an associated cost. If the NDX rises for a long period of time, the Fund ~~volatility overlay~~ may never show any gains. The Fund’s strategy has no annualized target for the level of volatility it seeks to achieve under normal circumstances.

The Fund actively trades its portfolio investments, which may lead to higher transaction costs that may affect the Fund’s performance.

Comment 7-2: Please remove reference all references to “insurance” in the penultimate paragraph under the heading “Principal Investment Strategies” because the volatility overlay cannot ensure that the Fund will avoid or minimize loss.

Response: The Registrant refers to its response to Comment 7-1.

Comment 7-3: In the same paragraph referenced in Comment 7-2, please revise the penultimate sentence to disclose the anticipated effects of the volatility overlay strategy on the Fund’s performance if the NDX rises for a long period of time.

Ms. Yoon Y. Choo

October 5, 2020

Response: The Registrant refers to its response to Comment 7-1.

If you have any questions, please call JoAnn Strasser at (614) 469-3265 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc: JoAnn M. Strasser